# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Flywire Corp., CIK 0001580560
CUSIP: 302492103
Title of class of securities: Voting Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 141 Tremont Street #10, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-25-000312
Filed by CIK 0001423686

## Reporting persons
- Cadian Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,756,543; sole dispositive power 0; shared dispositive power 9,756,543; aggregate amount beneficially owned 9,756,543 (8.1% of the class)
- Cadian Capital Management GP, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,756,543; sole dispositive power 0; shared dispositive power 9,756,543; aggregate amount beneficially owned 9,756,543 (8.1% of the class)
- ERIC BANNASCH: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,756,543; sole dispositive power 0; shared dispositive power 9,756,543; aggregate amount beneficially owned 9,756,543 (8.1% of the class)

## Item 1. Issuer
Name of issuer: Flywire Corp.
Address of issuer's principal executive offices: 141 Tremont Street #10, Boston, Massachusetts, 02111

## Item 2. Person Filing
Name of person filing: (i) Cadian Capital Management, LP, (ii) Cadian Capital Management GP, LLC, and (iii) Eric Bannasch (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: For each of the Reporting Persons: 535 Madison Avenue, 36th Floor, New York, New York 10022
Citizenship: (i) Cadian Capital Management, LP is a Delaware limited partnership, (ii) Cadian Capital Management GP, LLC is a Delaware limited liability company, and (iii) Eric Bannasch is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each of the Reporting Persons may have been deemed to have beneficially owned 9,756,543 shares of Voting Common Stock, par value $0.0001 per share ("Voting Common Stock"), of Flywire Corporation (the "Issuer"). All securities reported in this Schedule 13G were directly held by Cadian Master Fund L.P. and Cadian Opportunities Master Fund LP (collectively, the "Advisory Clients"), advisory clients of Cadian Capital Management, LP (the "Adviser"). Pursuant to Investment Management Agreements between the Advisory Clients and the Adviser, the Adviser exercises exclusive voting and investment power over securities directly held by the Advisory Clients. Cadian Capital Management GP, LLC is the general partner of the Adviser. Eric Bannasch is the sole managing member of Cadian Capital Management GP, LLC.
Percent of class: As of June 30, 2025, each of the Reporting Persons may have been deemed to have beneficially owned approximately 8.1% of the shares of Voting Common Stock of the Issuer outstanding, based on 120,307,481 shares of Voting Common Stock outstanding as of June 30, 2025, as disclosed in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 6, 2025.
Sole power to vote or to direct the vote: As of June 30, 2025, each of the Reporting Persons may have been deemed to have had sole power to vote or to direct the vote of 0 shares of Voting Common Stock.
Shared power to vote or to direct the vote: As of June 30, 2025, each of the Reporting Persons may have been deemed to have had shared power to vote or to direct the vote of 9,756,543 shares of Voting Common Stock.
Sole power to dispose or to direct the disposition: As of June 30, 2025, each of the Reporting Persons may have been deemed to have had sole power to dispose or to direct the disposition of 0 shares of Voting Common Stock.
Shared power to dispose or to direct the disposition: As of June 30, 2025, each of the Reporting Persons may have been deemed to have had shared power to dispose or to direct the disposition of 9,756,543 shares of Voting Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All securities reported in this Schedule 13G were directly held by the Advisory Clients. Cadian Master Fund L.P. individually directly holds Voting Common Stock representing more than 5% of the Issuer's Voting Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: The disclosure regarding the relationships among the Reporting Persons in Item 4 is incorporated by reference herein.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cadian Capital Management, LP: /s/ Eric Bannasch, Eric Bannasch/Managing Member, Cadian Capital Management GP, LLC, its General Partner (08/14/2025)
- Cadian Capital Management GP, LLC: /s/ Eric Bannasch, Eric Bannasch/Managing Member (08/14/2025)
- ERIC BANNASCH: /s/ Eric Bannasch, Eric Bannasch/Self (08/14/2025)